Exhibit 99.1

SPI Energy Announces Sale of Sun Roof II and Sun Roof V Solar Projects in Italy

SANTA CLARA, California, October 1, 2019 (GLOBE NEWSWIRE) -- SPI Energy Co., Ltd. ("SPI Energy" or the "Company") (NASDAQ: SPI), a global provider of green energy solutions for business, residential, government and utility customers and investors, today announced the closing on the sale of Sun Roof II and Sun Roof V to Theia Investments (Italy) S.r.l. (“Theia”) a company established by an infrastructure fund managed by Stafford Capital Partners (“Stafford”), a leading private markets investment and advisory group.

Sun Roof II, comprised of three rooftop solar projects totaling 1.83 MW located in Sassari, Italy, and Sun Roof V, a 1 MW rooftop solar project located in Cisterna di Latina, Italy, have been in operation since 2012. Theia paid approximately EUR 5.4 million to complete the transaction. The Company will use the proceeds to fund its strategic investments in green industries with significant growth and earnings potential, such as hemp and alfafa cultivation and CBD processing; and for other general working capital purposes. Emel Solar Limited (UK) (“Emel Solar”), a leading global renewable energy advisor advised SPI Energy on the sale to Theia.

Mr. Xiaofeng Peng, Chief Executive Officer of SPI Energy, commented, "We are excited about the successful sale of Sun Roof II and Sun Roof V to Theia. The sale is part of our strategic plan to consolidate our solar platform in Europe as we continue to grow our solar projects pipeline in the United States with the acquisition of the Oregon Portfolio that was previously announced; and to fund our strategic investments in green industries with significant growth and earnings potential.”

Mr. Angelo Prete representing Theia commented, “We are pleased to have worked with SPI Energy and Emel Solar towards the successful acquisition of Sun Roof II and Sun Roof V in Italy and we plan to soon acquire further solar projects in the Italian market, which is significant in Theia’s renewable energy investment program.”

About SPI Energy Co., Ltd.

SPI Energy Co., Ltd. is an established green energy player with global operations in key markets in Australia, Europe, Japan and the United States. It is leveraging its solar platform and industry expertise to make strategic investment opportunities in green industries with significant growth and earnings potential and/or industries than can benefit from green power.

About Theia

Theia is ultimately wholly owned by Stafford Capital Partners Fund S.C.A. SICAV – SIF and was established to acquire operating solar projects with an initial focus on Italy. Stafford Capital Partners is a leading private markets investment and advisory group with a global presence and USD 5.3 billion under management and advice. Stafford works with a wide range of institutions to deliver returns through active investing across the private markets. Stafford works diligently and creatively to find the best investment opportunities across a range of market sectors and access these opportunities through a sustainable blend of primary, secondary and co-investments.

For inquiries, please contact:

SPI Energy Co., Ltd.

IR Department

ir@spigroups.com

RedChip Companies
Bruce Haase
(407) 712-8965
bruce@redchip.com